                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 11-K


/X/             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1994

                                      OR

/ /          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________


Commission file number 1-7792


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            POGO PRODUCING COMPANY
                         5 GREENWAY PLAZA, SUITE 2700
                             HOUSTON, TEXAS 77046

Item 4.     (a)   Financial Statements and Schedules prepared in accordance
                  with the finanical reporting requirements of ERSIA.

TAX-ADVANTAGED SAVINGS PLAN OF
POGO PRODUCING COMPANY

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1994
TOGETHER WITH AUDITORS' REPORT

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Board,
Tax-Advantaged Savings Plan
of Pogo Producing Company:

We have audited the accompanying statements of net assets available for plan benefits of the Tax-Advantaged Savings Plan of Pogo Producing Company (the
Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the administrative board of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Houston, Texas
June 21, 1995

                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          DECEMBER 31, 1994 AND 1993



                                                  1994               1993
                                               ----------         ----------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company       $5,342,737         $5,065,619
  TCB Money Market Group Fund                          -               9,902
  TCB Limited Term Bond Group Fund                     -           1,078,732
  Prime Portfolio Money Market Fund               677,473                 -
  Investment Grade Corporate Portfolio
    Bond Fund                                     368,464                 -
  Vanguard/Wellington Fund                        408,075                 -
  Vanguard/Index Trust--500 Portfolio             236,593                 -
  Vanguard PrimeCap Fund                          573,741                 -

CONTRIBUTIONS RECEIVABLE:
  Participant                                      25,704             13,038
  Company                                          18,286             13,279

CASH                                                1,981            850,794
                                               ----------         ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $7,653,054         $7,031,364
                                               ==========         ==========


The accompanying notes are an intregral part of these financial statements.

                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

                     STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993



                                                  1994               1993
                                               ----------         ----------
INTEREST INCOME                                $  113,551         $   24,737
                                               ----------         ----------
NET APPRECIATION IN FAIR VALUE
  OF INVESTMENTS                                  299,872          2,018,038
                                               ----------         ----------
CONTRIBUTIONS:
  Participant                                     476,992            418,149
  Company (net of $- and $197,933 of
    forfeitures by terminated participants
    in the respective years)                      379,620            138,054
                                               ----------         ----------
               Total contributions                856,612            556,203
                                               ----------         ----------
WITHDRAWALS AND TERMINATIONS                     (648,345)          (251,262)
                                               ----------         ----------
INCREASE IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                               621,690          2,347,716

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                             7,031,364          4,683,648
                                               ----------         ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                  $7,653,054         $7,031,364
                                               ==========         ==========


The accompanying notes are an intregral part of these financial statements.

                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY


                         NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF THE PLAN:

General

Pogo Producing Company (Pogo) adopted the Employees Stock Purchase Plan effective January 1, 1978, as amended July 10, 1981. On January 1, 1985, the Employees Stock Purchase Plan was amended and renamed the Tax-Advantaged Savings Plan (the Plan). Any salaried employee of Pogo is eligible to be a participant of the Plan. Effective January 1, 1994, the Plan was restated to provide that investment options for participant contributions be expanded to six investment options which include common stock of the company and five Vanguard funds.

Effective December 31,1993, Texas Commerce Bank, N.A. (formerly Ameritrust Texas, N.A.), was removed as trustee for the Plan. Effective January 1, 1994, John O. McCoy, Jr., an officer of Pogo, was appointed as successor trustee of the Plan under the terms of an amended and restated trust agreement entered into effective January 1, 1994. The Plan is administered by an administrative board appointed by Pogo's board of directors. The members of the administrative board receive no compensation for their services, and all expenses of the Plan, including brokerage commissions, are paid by Pogo.

Prior-Year Reclassifications

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

Basis of Accounting

The records of the Plan are maintained on the cash basis of accounting and are adjusted to the accrual basis for financial reporting purposes.

Quoted market prices as of December 31, 1994 and 1993, have been used to determine the market value of Plan investments.

In 1994, the Plan adopted the American Institute of Certified Public Accountants' Practice Bulletin 12 (Bulletin 12), "Reporting Separate Investment Fund Option Information of Defined Contribution Pension Plans." The significant changes include a separate accounting and reporting of participant-directed and nonparticipant-directed investments. The Plan has given retroactive effect to the change in reporting required under Bulletin 12 (see Exhibits 1 and 2).

Contributions

Each participant may contribute up to 10 percent of his compensation to the Plan. In accordance with provisions of the Tax Reform Act of 1986, each participant's contributions are subject to certain limitations. For 1994, this Imitation was $9,240. Pogo contributes an amount equal to each participant's contribution, limited to a maximum of 6 percent of the participant's eligible compensation. Each participant's account is credited with his or her contribution, the company-matching contribution and an allocation of plan earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances. Matching funds contributed to the Plan by Pogo are invested only in Pogo common stock. (See Exhibits 1 and 2 for financial statements by investment fund.)

Investments

All contributions and dividends prior to January 1, 1985, were used to acquire Pogo common stock. Funds contributed to the Plan by an employee after January 1, 1985, and the earnings and accretions thereon are invested according to instructions from the participant. Effective January 1, 1994, the investment options included the Pogo Common Stock Fund, the Prime Portfolio Money Market Fund, the Investment Grade Corporate Portfolio Bond Fund, the Vanguard/Wellington Fund, the Vanguard/Index Trust - 500 Portfolio and the Vanguard PrimeCap Fund.

The Pogo Common Stock Fund is used to invest in Pogo common stock. All employer contributions as well as employee-designated monies are placed in this account. Any dividends are used to purchase additional shares for the Plan.

The Prime Portfolio Money Market Fund (Money Market Fund) invests in high-quality money market instruments that mature in one year or less.

The Investment Grade Corporate Portfolio Bond Fund (Corporate Bond Fund) investments are placed in a diversified portfolio of long-term, investment-grade bonds which, at the time of purchase, were selected from the four highest grades assigned by Moody's Investors Service or Standard & Poors Corporation (S&P).

The Vanguard/Wellington Fund (Wellington Fund) contributions are invested in a diversified and balanced program of investing in bonds and common stocks. Bonds are held for relative stability of income and principal, while the common stocks are held for potential growth of capital and income. The fund invests 60 percent to 70 percent of its total assets in common stock.

The Vanguard/Index Trust - 500 Portfolio (Index 500 Fund) investments are placed in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index.

The Vanguard PrimeCap Fund (PrimeCap Fund) invests principally in a portfolio of common stocks selected on the basis of fundamental factors such as above-average earnings growth and current earnings as compared to the S&P 500 Index, consistency of earnings growth and earnings quality.

Distributions and Withdrawals

Participants are entitled to receive the portion of the Plan equity which represents their individual contribution. The Plan allows participants to be fully vested in the portion of the Plan which is represented by Pogo contributions after two full years of employment with the company.

In the event of death, retirement, disability or termination after vesting, a participant is entitled to all of his portion of the Plan equity applicable to Pogo's contributions.

The Plan also provides for a participant's rights of total or partial withdrawals and suspension of contributions subject to certain limitations with respect to future participation. Net assets available for distributions as of December 31, 1994, as reported in the accompanying financial statements differ from that reflected in the Plan's federal income tax return (Form 5500) by $5,804 because of a difference in the timing of recognition of certain requested but unpaid withdrawals.

Forfeitures

A participant terminated for reasons other than death, retirement or disability forfeits the unvested portion of his Plan equity attributable to Pogo's contribution. Such forfeiture is held in suspense until the end of the calendar year. If the participant returns to employment before the end of the year in which he terminated, the forfeited amounts are reinstated. In the event the participant is not reemployed by the end of such year, the forfeitures are used to reduce future contributions by Pogo. At December 31, 1994 and 1993, forfeitures held in suspense totaled $111,204 and $104,939.

Termination of the Plan

The Plan may be terminated, amended or modified by Pogo's board of directors at any time. In the event the Plan is terminated, all participants become vested and entitled to receive the Plan equity attributable to all contributions made for the participants by Pogo.

2. FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on May 9, 1986, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. In December 1994, the Plan applied for a new tax determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1994 and 1993.

                                                                     EXHIBIT 1
                                                                     Page 1 OF 2


                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                              DECEMBER 31, 1994


                                                                     Participant-Directed
                                               -----------------------------------------------------------
                                                  Pogo       Money     Corporate                 Index
                                                 Common     Market       Bond       Wellington    500        PrimeCap
                                               Stock Fund    Fund        Fund          Fund       Fund         Fund
                                               ----------   ------     ---------    ----------   -------     --------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company       $1,115,792   $    -      $    -      $     -       $     -    $     -
  Prime Portfolio Money Market Fund                   -      677,473         -            -             -          -
  Investment Grade Corporate Portfolio
    Bond Fund                                         -          -       368,464          -             -          -
  Vanguard/Wellington Fund                            -          -           -        408,075           -          -
  Vanguard/Index Trust -- 500 Portfolio               -          -           -            -         236,593        -
  Vanguard PrimeCap Fund                              -          -           -            -             -      573,741
CONTRIBUTIONS RECEIVABLE                            5,125      1,839       3,325        5,146         3,105      7,164
CASH                                                  -        1,981         -            -             -          -
                                               ----------   --------    --------     --------      --------   --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $1,120,917   $681,293    $371,789     $413,221      $239,698   $580,905
                                               ==========   ========    ========     ========      ========   ========

                                          Nonparticipant-
                                              Directed
                                            Pogo Common
                                            Stock Fund        Total
                                          ---------------   ----------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company     $4,226,945        $5,342,737
  Prime Portfolio Money Market Fund                 -             677,473
  Investment Grade Corporate Portfolio
    Bond Fund                                       -             368,464
  Vanguard/Wellington Fund                          -             408,075
  Vanguard/Index Trust -- 500 Portfolio             -             236,593
  Vanguard PrimeCap Fund                            -             573,741
CONTRIBUTIONS RECEIVABLE                         18,286            43,990
CASH                                                -               1,981
                                             ----------        ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $4,245,231        $7,653,054
                                             ==========        ==========

                                                                    EXHIBIT 1
                                                                    Page 2 of 2

                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                              DECEMBER 31, 1993



                                                      Participant-Directed
                                        ---------------------------------------------------   Nonparticipant-
                                          Pogo           Money         Fixed                     Directed
                                         Common          Market        Income        Mutual     Pogo Common
                                        Stock Fund        Fund          Fund          Funds      Stock Fund       Total
                                        ----------      --------    -----------     ---------  -------------   -----------
               ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing
   Company                              $1,097,552      $     -      $       -       $    -      $3,968,067      $5,065,619
  TCB Money Market Group Fund                9,902            -              -            -              -            9,902
  TCB Limited Term Bond Group Fund              -             -       1,078,732           -              -        1,078,732

CONTRIBUTIONS RECEIVABLE                     2,078           928          1,399        8,633         13,279          26,317

CASH                                             1       850,792              1           -              -          850,794
                                        ----------      --------     ----------       ------     ----------      ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                         $1,109,533      $851,720     $1,080,132       $8,633     $3,981,346      $7,031,364
                                        ==========      ========     ==========       ======     ==========      ==========


                                                                    EXHIBIT 2
                                                                    Page 1 of 2


                        TAX-ADVANTAGED SAVINGS PLAN OF

                            POGO PRODUCING COMPANY


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                     FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                    Participant-Directed
                                ----------------------------------------------------------------------------------------------
                                                                                               Discontinued Fund Options (TCB)
                                   Pogo                                                        -------------------------------
                                  Common    Money    Corporate               Index               Money      Fixed
                                   Stock    Market     Bond     Wellington    500    PrimeCap    Market     Income      Mutual
                                   Fund      Fund      Fund       Fund        Fund     Fund       Fund       Fund       Funds
                                ---------  --------  --------   --------   --------  --------  ---------  -----------  -------

INTEREST/DIVIDEND INCOME        $   3,721  $ 28,355  $ 29,709   $ 16,720   $  7,242  $ 14,413  $      -   $        -   $    -
NET APPRECIATION (DEPRECIATION)
 OF INVESTMENT                    110,749        -    (57,663)   (23,710)    (8,351)   24,677         -            -        -
CONTRIBUTIONS                      88,305    36,508    51,506    100,648     67,003   133,022         -            -        -
WITHDRAWALS AND TERMINATIONS     (270,377)  (26,003)       -          -          -         -          -            -        -
INTERFUND TRANSFERS                47,655   642,433   348,237    319,563    173,804   408,793   (851,720)  (1,080,132)  (8,633)
                                ---------  --------  --------   --------   --------  --------  ---------  -----------  -------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR PLAN
 BENEFITS                         (19,947)  681,293   371,789    413,221    239,698   580,905   (851,720)  (1,080,132)  (8,633)
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year    1,140,864        -         -          -          -         -     851,720  $ 1,080,132    8,633
                                ---------  --------  --------   --------   --------  --------  ---------  -----------  -------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year         $1,120,917  $681,293  $371,789   $413,221   $239,698  $580,905  $      -   $        -   $    -
                               ==========  ========  ========   ========   ========  ========  ========== ===========  =======

                                  Nonparticipant-
                                     Directed
                                    Pogo Common
                                    Stock Fund       Total
                                   ----------      ----------
INTEREST/DIVIDEND INCOME           $   13,391      $  113,551
NET APPRECIATION (DEPRECIATION)
 OF INVESTMENT                        254,170         299,872
CONTRIBUTIONS                         379,620         856,612
WITHDRAWALS AND TERMINATIONS         (351,965)       (648,345)
INTERFUND TRANSFERS                        -               -
                                   ----------      ----------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR PLAN
 BENEFITS                             295,216         621,690
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year        3,950,015       7,031,364
                                   ----------      ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year             $4,245,231      $7,653,054
                                   ==========      ==========

                                                                    EXHIBIT 2
                                                                    Page 2 of 2

                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                     FOR THE YEAR ENDED DECEMBER 31, 1993



                                                      Participant-Directed
                                        ---------------------------------------------------   Nonparticipant-
                                          Pogo           Money         Fixed                     Directed
                                         Common          Market        Income        Mutual     Pogo Common
                                        Stock Fund        Fund          Fund          Funds      Stock Fund       Total
                                        ----------      --------    -----------     ---------  -------------   -----------
INTEREST INCOME                         $     230       $ 24,452     $       55      $     -     $       -       $   24,737

NET APPRECIATION (DEPRECIATION)
  OF INVESTMENT                           396,295             -          41,144            -      1,580,599       2,018,038

CONTRIBUTIONS                             107,641        112,827        189,048         8,633       138,054         556,203

WITHDRAWALS AND TERMINATIONS              (11,057)       (51,330)       (33,400)           -       (155,475)       (251,262)

INTERFUND TRANSFERS                       (31,093)        59,345        (28,252)           -             -               -
                                       ----------       --------      ----------       ------    ----------      ----------
INCREASE IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                       462,016        145,294        168,595         8,633     1,563,178       2,347,716

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                       647,517        706,426        911,537            -      2,418,168       4,683,648
                                       ----------       --------     ----------        ------    ----------      ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                          $1,109,533       $851,720     $1,080,132        $8,633    $3,981,346      $7,031,364
                                       ==========       ========     ==========        ======    ==========      ==========


                                                                    SCHEDULE I


                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY


          ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1994


                                                                           Number of                        Current
  Identity of Issue                    Description of Investment          Shares/Units        Cost           Value
  -----------------                    -------------------------          ------------    -----------     -----------
POGO Producing Company*           Common stock                              300,999        $5,134,057      $5,342,737
Vanguard*                         Prime Portfolio Money Market Fund         677,473           677,473         677,473
Vanguard*                         Investment Grade Corporate Portfolio
                                    Bond Fund                                45,772           421,130         368,464
Vanguard*                         Wellington Fund                            21,046           431,361         408,075
Vanguard*                         Index Trust -- 500 Portfolio                5,506           243,297         236,593
Vanguard*                         PrimeCap Fund                              28,716           549,216         573,741
                                                                                           ----------      ----------
                                                                                           $7,456,534      $7,607,083
                                                                                           ==========      ==========

*Indicated party in interest.

                                                                    SCHEDULE II


                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY


                ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                                            Purchase       Selling      Cost of
Identity of Party Involved         Description of Asset       Transaction                    Price         Price         Asset
- --------------------------         --------------------       -----------                  ---------      --------      --------
POGO Producing Company          Common stock                  30 purchase transactions     $  586,665    $       -      $       -
                                                                 of 29,334 shares

POGO Producing Company          Common stock                  15 sale transactions of              -        674,846        515,230
                                                                 30,760 shares

Vanguard                        Prime Portfolio Money         73 purchase transactions      1,343,496            -              -
                                  Market Fund                    of 1,343,496 units

Vanguard                        Prime Portfolio Money         35 sale transactions of              -        666,023        666,023
                                  Market Fund                    666,023 units

Vanguard                        Investment Grade Corporate    39 purchase transactions        466,486            -              -
                                  Portfolio Bond Fund            of 50,638 units

Vanguard                        Investment Grade Corporate    3 sale transactions of               -         40,540         45,356
                                  Portfolio Bond Fund            4,866 units

Vanguard                        Wellington Fund               32 purchase transactions        441,968            -              -
                                                                 of 21,557 units

Vanguard                        Wellington Fund               1 sale transaction of                -         10,183         10,607
                                                                 511 units

Vanguard                        PrimeCap Fund                 31 purchase transactions        552,672            -              -
                                                                 of 28,898 units

Vanguard                        PrimeCap Fund                 2 sale transactions of               -          3,608          3,456
                                                                 182 units

Vanguard                        Index Trust --                34 purchase transactions        283,612            -              -
                                  500 Portfolio                   of 6,410 units

Vanguard                        Index Trust --                2 sale transactions                  -         38,658         40,315
                                  500 Portfolio                  of 904 units

TCB                             Limited Term Bond             1 sale transaction                   -      1,078,732      1,082,607
                                  Group Fund                     of 6,257 units





                                                                                                  Current Value         Net
                                                                                                   of Asset on          Gain
  Identity of Party Involved           Description of Asset         Transaction                  Transaction Date      (Loss)
  --------------------------           --------------------         -----------                  ----------------      ------
POGO Producing Company            Common stock                      30 purchase transactions      $        -          $     -
                                                                       of 29,334 shares

POGO Producing Company            Common stock                      15 sale transactions of           674,846          159,616
                                                                       30,760 shares

Vanguard                          Prime Portfolio Money             73 purchase transactions               -                -
                                    Market Fund                        of 1,343,496 units

Vanguard                          Prime Portfolio Money             35 sale transactions of           666,023               -
                                    Market Fund                        666,023 units

Vanguard                          Investment Grade Corporate        39 purchase transactions               -                -
                                    Portfolio Bond Fund                of 50,638 units

Vanguard                          Investment Grade Corporate        3 sale transactions of             40,540           (4,816)
                                    Portfolio Bond Fund                4,866 units

Vanguard                          Wellington Fund                   32 purchase transactions               -                -
                                                                       of 21,557 units

Vanguard                          Wellington Fund                   1 sale transaction of              10,183             (424)
                                                                       511 units

Vanguard                          PrimeCap Fund                     31 purchase transactions               -                -
                                                                       of 28,898 units

Vanguard                          PrimeCap Fund                     2 sale transactions of              3,608              152
                                                                       182 units

Vanguard                          Index Trust -- 500 Portfolio      34 purchase transactions               -                -
                                                                       of 6,410 units

Vanguard                          Index Trust -- 500 Portfolio      2 sale transactions                38,658           (1,657)
                                                                      of 904 units

TCB                               Limited Term Bond Group Fund      1 sale transaction              1,078,732           (3,875)
                                                                       of 6,257 units


NOTE: This schedule is a listing of single and series purchase and sale transactions in the same security which exceed 5 percent of the Plan assets as of January 1, 1994.

             (b)   Exhibits --

                   1.   Consent of Independent Public Accountant

                                  SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     TAX-ADVANTAGED SAVINGS PLAN OF
                                     POGO PRODUCING COMPANY

                                     /s/ JOHN O. McCOY, JR.
                                     --------------------------------------

                                     By: John O. McCoy, Jr.
                                         Member of the Administrative Board

Date:  June 30, 1995

                                EXHIBIT INDEX


Exhibit
Number           Description
- -------          -----------

 23.1         -- Consent of Arthur Andersen LLP